AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

03 OCT 28 AM 7:21

13 October 2003

03032950

File No 82-4482
Rule 12 (g) 3-2 (b)

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United Staes of America

Attention: Mr Elliot Staffin

SUPPL

Dear Sir,

Board Changes – 10 October 2003

Enclosed is a copy of the above announcement, which was published by the JSE Securities Exchange, South Africa News Services (SENS) on the dates shown.

Yours sincerely,
For and on behalf of
Avgold Limited

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

S E Sather
Company Secretary

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Avgold - Appointment Of Directors

Release Date: 10/10/2003 12:14:58 Code(s): AVG

Avgold - Appointment of Directors
Avgold Limited
Registration number 1990/007025/06
(Incorporated in the Republic of South Africa)
(Share code: AVG)
(ISIN code: ZAE000012175)
("Avgold")
Appointment of Directors
The Board is pleased to announce the appointment of Mr A J Wilkens to the Board with effect from 10 October 2003. Mr G Briggs will serve as an alternate director to Mr A J Wilkens.
Johannesburg
10 October 2003
Issued by:
Sponsor to Avgold
Merrill Lynch South Africa (Pty) Limited
Date: 10/10/2003 12:15:00 PM Supplied by www.sharenet.co.za
Produced by the JSE SENS Department